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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __ )


                             CYBERGUARD CORPORATION
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                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)


                                    231910100
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                                 (CUSIP Number)

                                DAVID R. PROCTOR
                             CYBERGUARD CORPORATION
                      2000 WEST COMMERCIAL BLVD., SUITE 200
                         FORT LAUDERDALE, FLORIDA 33309
                                 (954) 958-3900
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 AUGUST 26, 1999
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Subject 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 231910100


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      1   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
          (Entities Only)

          DAVID R. PROCTOR
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      2   Check the Appropriate Box if a Member of a Group             (a): [ ]
                                                                       (b): [ ]

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      3   SEC Use Only


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      4   Source of Funds

          PF
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      5   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)  [ ]

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      6   Citizenship or Place of Organization

          UNITED STATES
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                         7    Sole Voting Power

                              716,875
                        --------------------------------------------------------
         NUMBER OF       8    Shared Voting Power
          SHARES
       BENEFICIALLY           10,000
         OWNED BY       --------------------------------------------------------
           EACH          9    Sole Dispositive Power
         REPORTING
          PERSON              716,875
           WITH         --------------------------------------------------------
                        10    Shared Dispositive Power

                              10,000
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     11        Aggregate Amount Beneficially Owned by Each Reporting Person

               726,875
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     12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares


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     13        Percent of Class Represented by Amount in Row (11)

               7.3%
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     14        Type of Reporting Person (SEE Instructions)

               IN
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ITEM 1.  SECURITY AND ISSUER.

         Common Stock, $.01 par value (the "Common Stock") of CyberGuard Corporation, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2000 West Commercial Boulevard, Suite 200, Fort Lauderdale, Florida 33309.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by David R. Proctor, a United States citizen. Mr. Proctor's business address is 2000 West Commercial Blvd., Suite 200, Fort Lauderdale, Florida 33309. Mr. Proctor serves as the President and Chief Executive Officer of the Issuer.

         The Issuer is a leading network security solutions provider to Fortune 1000 companies, major leading financial institutions, and government agencies worldwide. Through a combination of proprietary and third-party technology (such as Virtual Private Network ("VPN"), authentication, virus scanning, encryption, advanced reporting, high availability and centralized management), the Issuer provides a full suite of products and services that are designed to protect the integrity of electronic data and customer applications from unauthorized individuals and digital thieves. The Issuer's business address is 2000 West Commercial Blvd., Suite 200, Fort Lauderdale, Florida 33309.

         During the past five years, Mr. Proctor has not been convicted in any criminal proceedings.

         During the past five years, Mr. Proctor has not been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Proctor used personal funds to participate in a financing transaction (the "Financing Transaction") between the Issuer, certain of its officers, directors and employees and Fernwood Partners II, LLC, a Delaware limited liability company ("Fernwood"). The Financing Transaction consisted of the issuance by the Issuer of promissory notes in the aggregate principal amount of $4,313,484 convertible into 4,313,484 shares of Common Stock and warrants to purchase an aggregate of 4,313,484 shares of Common Stock. The number of shares issuable upon conversion of the notes and exercise of the warrants is subject to adjustment in accordance with the terms of the notes and the warrants. Mr. Proctor agreed to provide $150,000 of his personal funds to participate in the Financing Transaction. He was issued (i) a promissory note in the aggregate principal amount of $150,000 which is convertible into 150,000 shares





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of Common Stock through June 30, 2002 (the "Promissory Note") and (ii) a warrant representing the right to purchase 150,000 shares at $2.00 per share through August 26, 2004 (the "Warrant"). The number of shares issuable pursuant to the Note and the Warrant are subject to adjustment pursuant to the terms of the Note and the Warrant. At the time the financing was undertaken, Mr. Proctor delivered $50,000 of the $150,000 to be lent by him to the Issuer and funded the balance through the issuance of a promissory note to the Issuer in the principal amount of $100,000 (the "Proctor Note"). As of the date of this filing, the total amount owed under the Proctor Note is $8,049.90 and the Proctor Note will be paid in full on March 3, 2000. Mr. Proctor granted the Issuer a security interest in the Note and Warrant as collateral for the repayment of the Proctor Note.

         The above description of the terms and conditions of Mr. Proctor's participation in the Financing Transaction is qualified in its entirety to the complete description of such terms and conditions as set forth in the various Exhibits included as part of this filing.

         Pursuant to various agreements between Mr. Proctor and the Issuer, Mr. Proctor has currently exercisable options to purchase 416,875 shares. In addition to the options, Mr. Proctor holds 10,000 shares of Common Stock jointly with his spouse. These shares were purchased with personal funds in an open market transaction.

ITEM 4.  PURPOSE OF TRANSACTION.

         One of the conditions to Fernwood's agreement to consummate the Financing Transaction was that the Issuer have procured loans in the aggregate principal amount of at least $250,000 from employees, officers and members of the Issuer's board of directors. One of the reasons Mr. Proctor participated in the Financing Transaction was to facilitate satisfaction of the foregoing condition. Mr. Proctor also participated in the Financing Transaction for personal investment purposes.

         Mr. Proctor may from time to time exercise any options to purchase Common Stock which he now owns or any additional options that he subsequently receives from the Issuer. Mr. Proctor may also from time to time exercise the Warrant, in whole or in part, and convert the Note, in whole or in part, into shares of Common Stock. Mr. Proctor may also from time to time purchase or sell shares of Common Stock in the open market. Except as described herein, as of the date of this filing, Mr. Proctor does not have any plans or proposals which relate to or would result in: the acquisition of additional securities of the Issuer; the disposition of securities of the Issuer; an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may




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impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any actions similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this filing, Mr. Proctor is the beneficial owner of 726,875 shares of Common Stock, which constitutes 7.3% of the outstanding Common Stock of the Issuer, considering as currently outstanding the 716,875 shares of Common Stock beneficially owned by Mr. Proctor which are issuable upon exercise of options, conversion of the Promissory Note and upon exercise of the Warrant.

         Mr. Proctor has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 716,875 shares of Common Stock. He has the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 10,000 shares of Common Stock.

         With regard to the 10,000 shares in which Mr. Proctor shares dispositive and voting power, they are owned jointly with his spouse, Judi T. Proctor, a United States citizen. Her address is 2000 West Commercial Blvd., Suite 200, Fort Lauderdale, FL 33309. She is principally employed as a volunteer.

         During the past five years, Mrs. Proctor has not been convicted in any criminal proceedings.

         During the past five years, Mrs. Proctor has not been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Proctor has not had any transactions in the capital stock of the Issuer in the past sixty days.

         As discussed previously, Mr. Proctor owns 10,000 shares of Common Stock jointly with his spouse. As such, his spouse has those rights with respect to dividends and proceeds from the sale of such securities that accompany joint ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in Items 3, 4 and 5 and as provided in the Exhibits to this Schedule 13D and Mr. Proctor's Employment Agreement with the Issuer, as amended, Mr. Proctor does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the




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Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Loan Agreement dated August 26, 1999 between the Issuer and various lenders, including David R. Proctor.

         2. Security Agreement dated August 26, 1999 between the Issuer and various lenders, including David R. Proctor.

         3. Convertible Promissory Note in the principal amount of $150,000 dated August 26, 1999, issued by the Issuer to David R. Proctor.

         4. Common Stock Purchase Warrant for 150,000 shares of Common Stock dated August 26, 1999, issued by the Issuer to David R. Proctor.

         5. Promissory Note in the principal amount of $100,000 dated August 26, 1999, issued by David R. Proctor to the Issuer.

         6. Pledge and Security Agreement, dated August 26, 1999, by and between David R. Proctor and the Issuer.

         7. Forms of Stock Option Agreements

         8. Employment Agreement dated March 11, 1999 between the Issuer and David R. Proctor, as amended May 4, 1999.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               March 1, 2000
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                                               (Date)


                                               /s/ David R. Proctor
                                               ---------------------------
                                               David R. Proctor






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                                  EXHIBIT INDEX


Loan Agreement dated August 26, 1999 between the Issuer and various lenders, including David R. Proctor.

Security Agreement dated August 26, 1999 between the Issuer and various lenders, including David R. Proctor.

Convertible Promissory Note in the principal amount of $150,000 dated August 26, 1999, issued by the Issuer to David R. Proctor.

Common Stock Purchase Warrant for 150,000 shares of Common Stock dated August 26, 1999, issued by the Issuer to David R. Proctor.

Promissory Note in the principal amount of $100,000 dated August 26, 1999, issued by David R. Proctor to the Issuer.

Pledge and Security Agreement, dated August 26, 1999, by and between David R. Proctor and the Issuer.

Forms of Stock Option Agreements

Employment Agreement dated March 11, 1999 between the Issuer and David R. Proctor, as amended May 4, 1999.







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